Exhibit 23

Consent of Independent Registered Public Accounting Firm

Horace Mann Service Corporation Pension Committee and the Board of Directors

Horace Mann Educators Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-98917) on Form S-8 of Horace Mann Educators Corporation of our report dated June 26, 2015, with respect to the statements of net assets available for benefits of the Horace Mann Supplemental Retirement and Savings Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Horace Mann Supplemental Retirement and Savings Plan.

/s/ KPMG LLP

Chicago, Illinois

June 26, 2015

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